Exhibit 99.1

September 19, 2024	TSX.V: GRZ NR-24-16

GOLD RESERVE PROVIDES UPDATE ON DELAWARE PROCEEDINGS

Toronto, Ontario – September 19, 2024 – Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) provides the following update on the sales and bidding process (the “Sale Process”) for the purchase of the common shares of PDV Holdings, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp., managed by the Special Master (the “Special Master”) appointed by the U.S. District Court for the District of Delaware (the “Delaware Court").

As previously disclosed, the Company submitted on June 11, 2024, a credit bid for the common shares of PDVH pursuant to the Sales Process.

On September 17, 2024, Venezuela and PDVSA filed a motion for a four-month stay of the Sale Process. If granted by the Delaware Court, this would extend the deadline for the Special Master’s filing of a motion recommending the approval of a bid for the purchase of the PDVH shares (“Sale Motion”) from the existing “on or about September 16, 2024” deadline to an as-yet unspecified date in January 2025. If granted, this also could extend the date of the hearing (“Sale Hearing”) at which the Delaware Court is expected to consider any objections to, and determine whether to approve, any Sale Motion. At present, the Sale Hearing is scheduled for November 19, 2024.

This is the fourth requested extension of the Sale Process since bids for the purchase of the PDVH shares were submitted on June 11, 2024. The previous three requests were made by the Special Master and granted by the Delaware Court.

The Special Master stated in his most recent extension request, filed on August 23, 2024, that the Special Master and his advisors have since July 31, 2024, been engaged in “negotiations with a bidder and are in the process of finalizing due diligence and definitive documentation in support of a Sale Transaction.” This bidder has not been identified by the Special Master. The Company is not this bidder.

On September 18, 2024, the Special Master stated that it would oppose the requested four-month stay, and the Delaware Court has scheduled briefing on the same, and a hearing date of October 1, 2024.

The Company is concerned by the recent stay motion filed by Venezuela and PDVH given the number of extensions to Sale Process that have occurred to date and given that the Special Master has not disclosed any specifics concerning the status of the negotiations with the unidentified bidder, including any specifics concerning the procedures for other potential bidders to submit topping bids after the Sale Motion is filed.

The Company has reserved all of its rights to object to Sale Motion if and when it is filed.

“We have worked with many great partners during this prolonged process but now, given the elapsed time, uncertainty and lack of visibility on the outcome, we are on our own and outside of the bidding,” said Paul Rivett, Executive Vice Chair, “While we no longer have any insight into the process, we trust the Special Master will recommend a fair deal to the court and judgment creditors soon and that the topping period will be viable and vigorous.”

On Behalf of the Board of Directors

Paul Rivett
Executive Vice-Chairman

Gold Reserve Inc. Contact

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634

Cautionary Statement Regarding Forward-Looking statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. They are frequently characterized by words such as "anticipates", "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", "positioned" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements contained in this press release include, but are not limited to, statements relating to the Sales Process and the Company’s previously announced credit bid.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual events, outcomes or results of Gold Reserve to be materially different from our estimated outcomes, results, performance, or achievements expressed or implied by those forward-looking statements, including but not limited to: the Sales Process may not be successful, including that it may not result in a sale of the PDVH shares to any person; any potential transaction of the Company (including the Company’s previously announced credit bid) solely or with one or more other parties ( “Potential Transaction”) in relation to the sale of the common shares of PDVH pursuant to the Sale Process, including, but not limited to: the discretion of the Special Master with respect to considering any Potential Transaction, entering into any discussions or negotiation with respect thereto and that the Special Master may reject any Potential Transaction including without limitation because the Special Master’s view is that the Potential Transaction is not of sufficient value, does not sufficiently take account of the PDVSA 2020 Notes, does not have sufficient certainty of closing and/or for any other reason; the form of consideration and/or proceeds that may be received by the Company in any Potential Transaction; that any Potential Transaction, and/or the form of proceeds received by the Company in any Potential Transaction, may be substantially less than the amounts outstanding under the Company’s September 2014 arbitral award (the “Award”) and/or corresponding November 20, 2015 U.S. judgement; the failure of the Company to negotiate any Potential Transaction, including as a result of failing to obtain sufficient equity and/or debt financing; that any Potential Transaction of the Company will not be selected as a “Successful Bid” under the Bidding Procedures, and if selected may not close, including as a result of U.S. Department of Treasury Office of Foreign Assets Control (“OFAC ”), or any other applicable regulatory body, not granting an authorization in connection with any potential sale of PDVH shares and/or whether OFAC changes its decision or guidance regarding the Sale Process; failure of the Company or any other party to obtain any required approvals for, or satisfy other conditions to effect, any transaction resulting from any Potential Transaction; that the Company may forfeit any cash amount deposit made due to failing to complete any Potential Transaction or otherwise; that the making of any Potential Transaction or any transaction resulting therefrom may involve unexpected costs, liabilities or delays; that, prior to or as a result of the completion of any transaction contemplated by any Potential Transaction, the business of the Company may experience significant disruptions due to transaction related uncertainty, industry conditions or other factors; the ability to enforce the writ of attachment granted to the Company; the timing set for various reports and/or other matters with respect to the Sale Process (including the Sales Motion and Sales Hearing) may not be met; the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith); the amount, if any, of proceeds associated with the Sale Process the Company may receive; the competing claims of certain creditors, the “Other Creditors” (as detailed in the applicable court documents filed with the Delaware Court) of the Bolivarian Republic of Venezuela (“Venezuela”) and/or any of its agencies or instrumentalities and the Company, including any interest on such creditors’ judgements and any priority afforded thereto; uncertainties with respect to possible settlements between Venezuela, PDVSA, and/or any of their agencies or instrumentalities, and other creditors and the impact of any such settlements on the amount of funds that may be available under the Sale Process; the proceeds from the Sale Process may not be sufficient to satisfy the amounts outstanding under the Award and/or corresponding November 20, 2015 U.S. judgement partially or in full and the ramifications of bankruptcy with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims; and whether Venezuela or PDVH’s parent company, Petroleos de Venezuela, S.A., or any other party files further appeals or challenges with respect to any judgment of the U.S. Court of Appeals for the Third Circuit, any judgment of the U.S. District Court of Delaware, or any judgment of any other court in relation to the Company’s right to participate in any distribution of proceeds from the Sales Process, including any Potential Transaction. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Management’s Discussion & Analysis for the period ended June 30, 2024, Company’s Annual Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.